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                                                                    EXHIBIT 99.1



                              POINT PLASTICS, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN


                                  May __, 1998


Dear ESOP Participant:

          Enclosed is the Proxy Statement/Prospectus which is being sent to all shareholders of Point Plastics, Inc. ("Company") and which provides detailed information regarding the proposed merger (the "Merger") of the Company with a
subsidiary of Synetic, Inc ("Synetic").   The Merger will be voted on at a
Special Meeting of Shareholders on May___, 1998. The following information is qualified in its entirety by reference to the Proxy Statement/Prospectus and the Merger Agreement. We strongly urge you to read the Proxy Statement/Prospectus carefully.

Method of Voting the Shares held in the ESOP

          Under the terms of the Point Plastics, Inc. Employee Stock Ownership Plan and Trust ("ESOP"), participants are entitled to provide confidential voting instructions with respect to shares of Company stock allocated to their ESOP accounts ("Allocated Shares"). In addition, participants are entitled to provide confidential voting instructions with respect to shares of Company stock which were not allocated to any participant's account as of December 31, 1997 (the "Unallocated Shares"), as well as any allocated shares for which no voting instructions are provided by the participant to whose ESOP account such shares were allocated (the "Undirected Shares"). The instructions received from participants with respect to the Unallocated Shares and Undirected Shares will be applied to the voting of such shares in proportion to the Allocated Shares of each such participant. You will be given a separate voting instruction card for your Allocated Shares and for your right to instruct the ESOP Trustees with respect to the Unallocated Shares and the Undirected Shares.

     If you provide voting instructions for the Unallocated Shares and Undirected Shares by returning your instruction card for these shares, you are acting as a "named fiduciary" under the Employee
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Retirement Income Security Act of 1974, as amended ("ERISA"). As a fiduciary under ERISA, you are legally responsible for making a decision on the voting of the Unallocated Shares and the Undirected Shares which is in the best interests of the ESOP's participants ad beneficiaries. You may choose to return both voting instruction cards, or you may choose to return only the voting instruction card for your Allocated Shares.

Merger Consideration.

          Under the terms of the Merger, the ESOP will receive at least 51%, but not more than 60%, of the consideration to be received in the Merger in the form of shares of Common Stock, par value $.01 per share, of Synetic ("Synetic Stock") and at least 40%, but not more than 49%, in cash. Within this range, you have the right to elect the percentages of Synetic Stock and cash that you would like to be credited to your account in the ESOP (in increments of one percent). Such election is, however, subject to adjustment on a pro rata basis to the extent necessary to ensure that (i) the total consideration received in the Merger by all Company shareholders is allocated as follows: 60% in the form of Synetic Stock and 40% in cash and (ii) the ESOP has sufficient cash to repay its outstanding loan. Accordingly, the combination of cash and Synetic Stock that is ultimately credited to your account may differ from your election. You will not be able to change the amount of Synetic Stock or the cash consideration allocated to your account.

Fairness Opinion

          The ESOP Committee has received an opinion from the corporate valuation firm of Pilot Financial regarding the proposed Merger to the effect that (i) the consideration to be received by the ESOP in the Merger is not less than the fair market value of the shares of Company stock owned by the ESOP and
(ii) the terms, conditions and payments in the Merger are fair, from a financial point of view, to the ESOP participants. A copy of the written fairness opinion is attached as a Exhibit A hereto for your information.

Treatment of the ESOP After the Merger

          Upon consummation of the Merger, the ESOP will use a portion of the cash proceeds it receives for its unallocated shares of Company stock to repay in full the ESOP's outstanding loan. All ESOP participants will become automatically 100% vested in their ESOP accounts. For 1998, all of the
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ESOP's then remaining unallocated shares, together with the Company's regular
1998 contribution, will be allocated among the accounts of active ESOP participants as of December 31, 1998. No further contributions will be made to the ESOP.

          After the 1998 allocations are completed and the Escrow (described below) has been released, two actions will be taken with respect to ESOP accounts: First, the Synetic Stock in your ESOP account will be transferred to a new account established in your name in the existing 401(k) Plan maintained by a subsidiary of Synetic (the "401(k) Plan"); Second, the ESOP will be terminated and all other assets in your ESOP accounts will be offered to you in a lump sum distribution. It is Synetic's intention that you will be permitted to transfer the investments in your account in the 401(k) Plan to one or more of the available funds under the 401(k) Plan.

          Distributions of cash received by you from the ESOP will generally be taxed at ordinary income tax rates. In addition, you may be subject to an additional 10% tax under Section 72(t) of the Internal Revenue Code. You may be able to avoid the income tax and the additional 10% tax by electing to roll over the distribution received to an individual retirement account or another tax-qualified retirement plan, including the 401(k) Plan. As tax matters are very complicated, you should consult your tax advisors to understand fully the tax consequences of the Merger to you.

Escrow

          As more fully described in the Proxy Statement/Prospectus, pursuant to an escrow agreement to be entered into at the closing, 25% of the consideration to be paid to the ESOP in the Merger will be held in an escrow account to be managed by United States Trust Company of New York, as escrow agent for one year after the Merger to satisfy certain claims made by Synetic in connection with the breach of a representation in the Merger Agreement relating to Point Plastics and its business during such one-year period. Part of the escrow fund may be retained in escrow beyond this one-year period to satisfy certain claims for indemnification made by Synetic but not fully resolved during the expiration of the one-year period. Synetic may not make a claim against the ESOP for indemnification unless they also make such claim against Mr. Stolp and Mr. Taggart.
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Dissenters' Rights

          As more fully described in the Proxy Statement/Prospectus, the ESOP Trustees will allow each ESOP participant to decide whether the ESOP should exercise its right under California law to have an appraisal of the value of the shares in the ESOP allocated to such ESOP participant's account in connection with the Merger. If you want this appraisal right exercised with respect to the shares of Company stock allocated to your ESOP account, you must vote against the Merger and instruct the ESOP Trustees to make the requisite demand upon the Company with respect to the shares allocated to your ESOP account. The failure to follow the appropriate procedures to perfect your dissenter's rights will result in the termination or waiver of such rights.

Voting Instructions and Stock/Cash Election

     Your voting instructions on the two enclosed Voting Instruction Cards and your Synetic Stock/cash election on the enclosed Synetic Stock Cash Election Form should be forwarded to Menke & Associates ("Menke") in the enclosed return envelope for receipt not later than __________, 1998. Please do not forward the form to the Company and please disregard any proxy cards attached to the Proxy Statement/Prospectus. Menke will provide directions to the ESOP Trustees regarding the voting of ESOP participants' shares at the Special Meeting.
Please note that your individual voting instructions will be kept confidential and will not be disclosed to the ESOP Trustees, the ESOP Committee, or to any officer, director or employee of Synetic or the Company.


                                      Sincerely,

                                      ESOP COMMITTEE OF THE POINT
                                      PLASTICS, INC. EMPLOYEE STOCK
                                      OWNERSHIP PLAN


                                      By
                                        ----------------------------
                                              Committee Member
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                                                                       EXHIBIT A



April __, 1998

ESOP Committee
Point Plastics, Inc.
Employee Stock Ownership Trust

Gentlemen:

          You have requested that Pilot Financial Services (PFS) provide an opinion as to the fairness to the participants in the Point Plastics, Inc. (PPI) Employee Stock Ownership Plan and Trust (the ESOP and the ESOT), from a financial point of view, of a transaction whereby the ESOT disposes of all of its PPI common stock, 726,254 shares, in a merger (the Merger) of PPI with Point Plastics Acquisition Corp., a subsidiary of Synetic, Inc. (Synetic). Subject to the following sentence, the price to the paid for each share, as detailed in the Merger Agreement, is $59.298 in cash, 1.2749 shares of common stock of Synetic, par value $.01 per share (Synetic Common Stock), or a combination of Synetic Common Stock and cash. The participant may elect to have as little as 40%, but not more than 49% of his PPI stock converted to cash, with the balance to be paid in Synetic stock. The transaction is expected to take place on or before May [__], 1998. Our opinion has been based upon, among other things, the following sources of information:

     1. We have reviewed PPI's audited statements for the fiscal years 1983 through 1997 and interim internal statements for the quarter ended March 31, 1998, the most recently available. We have discussed these statements with PPI management as well as important operating activities of PPI and plans for its future which could affect the common stock value on the transaction date.

     2. We have reviewed documents related to the transaction including the Agreement and Plan of Merger dated March 6, 1998 ("Merger Agreement") and a draft of the Escrow Agreement.

     3. We have reviewed a draft of the Form S-4 to be filed with the Securities and Exchange Commission in connection with the issuance of Synetic Common Stock in the Merger.

     4. We have valued PPI common stock using guidelines published by the Internal Revenue Service, the Department of Labor and the Uniform Standards of Professional Appraisal Practice, considering all relevant factors. A report detailing the methods and considerations in this valuation was completed as of December 31, 1997 with the concluded value of $35.80 per share, which remains valid at the time of this transaction. This evaluation was based on PPI's continuation as an independent corporation under current ownership.

     5. We have discussed with PPI management and its counsel their perception of the objectives and implications of the Merger.

          We have examined available information about Synetic, its financial position and strength, and recent data on the trading activity in Synetic Common Stock, and consider that company fully capable of completing the Merger.
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          The consideration to be received by the ESOP participants is not less than the value of the shares which will be exchanged for it. This is evident from the value of $35.80 per share determined as of December 31, 1997 for PPI ESOP stock which was estimated independent of this transaction. We understand that the cash payment for unallocated shares will be used by the ESOP to repay its current loan obligation to PPI.

          PFS has conducted all investigations supporting this opinion. PFS is experienced and knowledgeable regarding the approaches and techniques used by investors, actual and prospective acquirers, investment bankers, commercial bankers, taxing authorities and others who evaluate private companies and/or securities.

          In carrying out our analysis, we have relied upon PPI with respect to the accuracy and completeness of financial and other information provided by them relating to PPI, Synetic and the subject transaction. We have not independently verified all such information and our opinion is based upon the facts and information provided to us, as well as our experience in valuing private companies.

          On the basis of our review and analysis, it is our opinion that: (1) the consideration to be received by the ESOP in the Merger is no less than the fair market value of the shares of Company stock owned by the ESOP and (2) the terms, conditions and payments in the Merger are fair, from a financial point of view, to the participants in the ESOP.


                                     PILOT FINANCIAL SERVICES



                                     Donald J. Tubb